FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

31 March 2010

May 2010

Statement of Financial Position

as at 31 March 2010

		Group		Bank
€ 000’s	Note	31.3.2010	31.12.2009	31.3.2010	31.12.2009
ASSETS
Cash and balances with central banks		3.772.399	4.252.854	1.652.323	2.073.721
Due from banks (net)		6.063.007	3.707.911	7.782.981	5.881.701
Financial assets at fair value through Profit or Loss		2.558.611	4.066.059	3.119.591	3.003.966
Derivative financial instruments		1.858.750	1.875.851	1.705.682	1.670.914
Loans and advances to customers (net)	5	76.060.901	74.752.545	58.421.995	58.129.698
Investment securities		18.556.132	16.315.150	12.140.841	9.892.407
Investment property		162.314	164.895	—	—
Investments in subsidiaries		—	—	8.065.299	8.064.609
Investments in associates		43.570	42.680	27.811	27.631
Goodwill, software and other intangible assets	6	2.574.664	2.486.943	126.294	124.854
Property and equipment	7	2.095.324	2.099.152	379.274	381.642
Deferred tax assets		260.658	174.218	169.416	82.094
Insurance related assets and receivables		832.896	805.960	—	—
Current income tax advance		75.660	189.481	75.660	189.481
Other assets		2.621.897	2.460.484	1.843.023	1.697.746
Total assets		117.536.783	113.394.183	95.510.190	91.220.464

LIABILITIES
Due to banks		26.014.741	21.643.338	24.668.388	18.390.685
Derivative financial instruments		1.627.507	1.329.164	1.487.110	1.204.621
Due to customers	8	70.538.137	71.194.471	56.207.703	58.081.167
Debt securities in issue		1.765.523	1.859.699	1.420.786	1.485.109
Other borrowed funds		1.382.730	1.224.973	1.222.787	1.209.377
Insurance related reserves and liabilities		2.702.014	2.581.323	—	—
Deferred tax liabilities		127.265	137.336	—	—
Retirement benefit obligations		220.794	245.301	140.358	134.284
Current income tax liabilities		57.840	74.924	33.504	60.497
Other liabilities		3.352.871	3.276.136	2.493.566	2.430.563
Total liabilities		107.789.422	103.566.665	87.674.202	82.996.303

SHAREHOLDERS’ EQUITY
Share capital	10	3.392.708	3.392.708	3.392.708	3.392.708
Share premium account	10	3.335.881	3.335.881	3.335.881	3.335.881
Less: treasury shares	10	(4.358)	(10.626)	—	—
Reserves and retained earnings		1.631.781	1.735.487	1.107.399	1.495.572
Equity attributable to NBG shareholders		8.356.012	8.453.450	7.835.988	8.224.161

Non-controlling interest		876.910	857.376	—	—
Preferred securities		514.439	516.692	—	—
Total equity and non-controlling interest		9.747.361	9.827.518	7.835.988	8.224.161

Total equity and liabilities		117.536.783	113.394.183	95.510.190	91.220.464

Athens, 26 May 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 22 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2010

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2010	31.3.2009	31.3.2010	31.3.2009

Interest and similar income		1.515.230	1.781.002	836.228	1.048.218
Interest expense and similar charges		(480.181)	(836.241)	(218.941)	(499.333)
Net interest income		1.035.049	944.761	617.287	548.885

Fee and commission income		178.913	177.859	69.189	72.331
Fee and commission expense		(14.967)	(11.502)	(8.567)	(5.136)
Net fee and commission income		163.946	166.357	60.622	67.195

Earned premia net of reinsurance		284.459	191.236	—	—
Net claims incurred		(255.516)	(164.279)	—	—
Earned premia net of claims and commissions		28.943	26.957	—	—

Net trading income and results from investment securities		(133.561)	109.160	(205.848)	43.290
Net other income/(expense)		(24.340)	(19.244)	(35.837)	3.999
Total income		1.070.037	1.227.991	436.224	663.369

Personnel expenses		(379.097)	(348.909)	(236.861)	(218.738)
General, administrative and other operating expenses		(179.738)	(173.918)	(87.631)	(74.627)
Depreciation, amortisation and impairment charges of fixed assets		(47.820)	(44.797)	(20.856)	(25.585)
Amortisation of intangible assets recognised on business combinations		(6.166)	(6.005)	—	—
Finance charge on put options of non-controlling interests		(660)	(2.692)	(660)	(2.692)
Credit provisions and other impairment charges		(313.593)	(234.743)	(220.564)	(144.389)
Share of profit / (loss) of associates		(53)	(109)	—	—
Profit/(loss) before tax		142.910	416.818	(130.348)	197.338

Tax expense	20	(109.581)	(86.547)	(64.299)	(46.859)
Profit/(loss) for the period		33.329	330.271	(194.647)	150.479

Attributable to:
Non-controlling interests		12.474	12.930	—	—
NBG equity shareholders		20.855	317.341	(194.647)	150.479

Earnings / (losses) per share- Basic and diluted	4	€0,03	€0,56	€(0,32)	€0,28

Athens, 26 May 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 22 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2010

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2010	31.3.2009	31.3.2010	31.3.2009

Profit/(loss) for the period		33.329	330.271	(194.647)	150.479

Other comprehensive income/(expense), net of tax:
Available for sale securities, net of tax		(232.308)	(109.433)	(197.703)	(100.324)
Currency translation differences, net of tax		189.015	(132.094)	316	(9)
Net investment hedge, net of tax		(63.991)	(18.805)	—	—
Net other comprehensive income/(expense), net of tax	11	(107.284)	(260.332)	(197.387)	(100.333)

Total comprehensive income/(expense), net of tax		(73.955)	69.939	(392.034)	50.146

Attributable to:
Non-controlling interests		23.661	25.674	—	—
NBG equity shareholders		(97.616)	44.265	(392.034)	50.146

Athens, 26 May 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 22 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 31 March 2010

	Attributable to equity holders of the parent company										Non-
	Share capital		Share premium			Available for sale	Currency	Net	Reserves &		controlling Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	2.617.708	5.971.607	2.295.447	8.267.054
Other Comprehensive Income	—	—	—	—	—	(109.437)	(141.591)	(18.805)	(3.243)	(273.076)	12.744	(260.332)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	317.341	317.341	12.930	330.271
Total Comprehensive Income	—	—	—	—	—	(109.437)	(141.591)	(18.805)	314.098	44.265	25.674	69.939
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	153.253	153.253	(422.437)	(269.184)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(19.485)	(19.485)	—	(19.485)
Share based payments	—	—	—	—	—	—	—	—	2.454	2.454	—	2.454
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	1.555	1.555	1.981	3.536
Purchases/ disposals of treasury shares	—	—	—	—	—	—	—	—	140	140	—	140
Balance at 31 March 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(948.546)	(804.281)	(190.651)	3.069.723	6.153.789	1.900.665	8.054.454
Movements from 1.4.2009 to 31.12.2009	551.937	350.000	653.831	—	134.651	(53.386)	105.363	(92.403)	649.668	2.299.661	(526.597)	1.773.064
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	3.719.391	8.453.450	1.374.068	9.827.518
Other Comprehensive Income	—	—	—	—	—	(235.899)	179.510	(63.991)	1.909	(118.471)	11.187	(107.284)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	20.855	20.855	12.474	33.329
Total Comprehensive Income	—	—	—	—	—	(235.899)	179.510	(63.991)	22.764	(97.616)	23.661	(73.955)
Issue & repurchase of preferred securities									—	—	(6.408)	(6.408)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(5.671)	(5.671)	—	(5.671)
Share based payments	—	—	—	—	—	—	—	—	3.861	3.861	—	3.861
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	—	28	28
(Purchases)/ disposals of treasury shares	—	—	—	—	6.268	—	—	—	(4.280)	1.988	—	1.988
Balance at 31 March 2010	3.035.208	357.500	2.953.106	382.775	(4.358)	(1.237.831)	(519.408)	(347.045)	3.736.065	8.356.012	1.391.349	9.747.361

The notes on pages 9 to 22 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 31 March 2010

	Share capital		Share premium			Available for	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2008	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(163)	2.070.202	6.433.786
Other Comprehensive Income	—	—	—	—	—	(100.324)	(9)	—	(100.333)
Net profit/(loss) for the period	—	—	—	—	—	—	—	150.479	150.479
Total Comprehensive Income	—	—	—	—	—	(100.324)	(9)	150.479	50.146
Share based payments	—	—	—	—	—	—	—	2.454	2.454
Balance at 31 March 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(764.121)	(172)	2.223.135	6.486.386
Movements from 1.4.2009 to 31.12.2009	551.937	350.000	653.831	—	145.277	52.557	(250)	(15.577)	1.737.775
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	—	(711.564)	(422)	2.207.558	8.224.161
Other Comprehensive Income	—	—	—	—	—	(197.703)	316	—	(197.387)
Net profit/(loss) for the period	—	—	—	—	—	—	—	(194.647)	(194.647)
Total Comprehensive Income	—	—	—	—	—	(197.703)	316	(194.647)	(392.034)
Share based payments	—	—	—	—	—	—	—	3.861	3.861
Balance at 31 March 2010	3.035.208	357.500	2.953.106	382.775	—	(909.267)	(106)	2.016.772	7.835.988

The notes on pages 9 to 22 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2010

	Group		Bank
	3 month period ended		3 month period ended
€ 000’s	31.3.2010	31.3.2009	31.3.2010	31.3.2009
Cash flows from operating activities
Profit for the period	33.329	330.271	(194.647)	150.479
Adjustments for:
Non-cash items included in income statement and other adjustments:	265.354	343.019	180.701	206.008
Depreciation, amortisation & impairment on assets & investment property	53.986	50.802	20.856	25.585
Share based payment	3.861	2.454	3.861	2.454
Impairment losses / (recoveries) on investments	6.461	677	—	532
Amortization of premiums / discounts of investment securities and loans and receivables	(8.972)	(39.757)	(4.973)	(37.664)
Provisions for credit and other risks	316.617	238.878	221.308	146.056
Provision for employee benefits	13.523	12.836	7.799	8.554
Other provisions	(762)	695	—	—
Equity income of associates	53	109	—	—
Finance charge on put options of non-controlling interest	660	2.692	660	2.692
Deferred tax expense / (income)	(24.284)	59.968	(25.269)	46.859
Dividend income from investment securities	(30)	(1.326)	(11)	(37.482)
Net (gain) / loss on disposal of fixed assets & investment property	1.799	890	2	(28)
Net (gain) / expense on investment securities	(20.640)	(13.892)	7.564	15.836
Interest from financing activities	12.912	27.993	38.734	32.614
Valuation adjustment on instruments designated at FVTPL	(89.830)	—	(89.830)	—

Net (increase)/decrease in operating assets:	(2.539.445)	(3.640.012)	(2.103.496)	(3.287.569)
Mandatory reserve deposits with Central Bank	95.910	(139.700)	46.979	29.279
Due from other banks	(1.849.244)	(22.983)	(1.113.977)	514.350
Financial assets at fair value through Profit or Loss	927.343	(1.549.485)	(413.735)	(1.620.973)
Derivative financial assets	(31.937)	(256.237)	(77.932)	(136.466)
Loans and advances to customers	(1.624.981)	(1.538.921)	(513.605)	(1.951.892)
Other assets	(56.536)	(132.686)	(31.226)	(121.867)

Net increase/(decrease) in operating liabilities:	4.092.817	5.501.537	4.614.656	4.980.556
Due to banks	4.371.403	4.086.928	6.277.703	3.830.287
Due to customers	(656.338)	1.336.971	(1.873.464)	1.038.013
Derivative financial liabilities	298.342	(208.529)	282.489	(113.583)
Retirement benefit obligations	(38.030)	(15.408)	(1.725)	(1.119)
Insurance related reserves and liabilities	120.691	27.891	—	—
Income taxes paid	(78.988)	(255)	(60.497)	—
Other liabilities	75.737	273.939	(9.850)	226.958
Net cash from/(used in) operating activities	1.852.055	2.534.815	2.497.214	2.049.474

Cash flows from investing activities
Participation in share capital increase of subsidiaries	—	—	—	(192.426)
Acquisition of associates, net of cash acquired	(988)	(2.686)	(180)	—
Dividends received from investment securities & associates	30	1.680	11	37.482
Purchases of fixed and intangible assets and investment property	(62.080)	(43.987)	(19.673)	(15.772)
Proceeds from sale of fixed assets and investment property	2.240	698	—	—
Purchases of investment securities	(5.646.100)	(7.296.501)	(2.504.015)	(2.826.222)
Proceeds from redemption and sale of investment securities	3.949.909	4.895.145	407.915	332.727
Net cash from/(used in) investing activities	(1.756.989)	(2.445.651)	(2.115.942)	(2.664.211)

Cash flows from financing activities
Proceeds from borrowed funds and debt securities	312.331	—	—	—
Repayments of borrowed funds, debt securities and preferred securities	(255.491)	(346.555)	—	—
Proceeds from sale of treasury shares	53.676	21.528	—	—
Repurchase of treasury shares	(51.688)	(21.388)	—	—
Dividends to ordinary and preference shareholders	(10.549)	(11.191)	(10.549)	(11.191)
Dividends to preferred securities	(5.671)	(19.485)	—	—
Net cash from/(used in) financing activities	42.608	(377.091)	(10.549)	(11.191)
Effect of foreign exchange rate changes on cash and cash equivalents	29.516	(21.125)	29.619	705
Net increase/(decrease) in cash and cash equivalents	167.190	(309.052)	400.342	(625.223)
Cash and cash equivalents at beginning of period	2.919.176	2.622.978	4.061.537	3.674.864
Cash and cash equivalents at end of period	3.086.366	2.313.926	4.461.879	3.049.641

The notes on pages 9 to 22 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                        General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 170 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates in Greece, Turkey, UK, South Eastern Europe, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos

The Chief Executive Officer
Apostolos S. Tamvakakis

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour
Avraam J. Triantafillidis*	Employees’ representative

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Vassilios K. Konstantakopoulos	Shipowner
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria S. Sklavenitou	Chairman of the Board of Directors, J & S Sklavenitis S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

*On 18 March 2010, Mr Avraam J. Triantafillidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the support plan for liquidity, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 26 May 2010.

Notes to the Financial Statements

Group and Bank

NOTE 2:        Summary of significant accounting policies

2.1 Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the three month period ended 31 March 2010 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2009, which have been prepared in accordance with IFRS. When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2    Principal accounting policies

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2010

• IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The main changes are:

•                  Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value.

•                  Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the sum of the fair value of any investment in the business held before the acquisition and the consideration transferred, and the net assets acquired.

•                  Acquisition-related costs: Acquisition-related costs are generally recognised as expenses (rather than included in goodwill).

•                  Contingent consideration: Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in the income statement (rather than by adjusting goodwill).

•                  Transactions with non-controlling interests: Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions.

These amendments will affect the Consolidated and Bank financial statements in relation to business combinations effected on or after 1 January 2010.

• IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment “Eligible Hedged Items”) (effective for annual periods beginning on or after 1 July 2009). The amendment clarifies how the existing principles underlying hedge accounting should be applied in the designation of:

(a)        a one-sided risk in a hedged item, and

(b)       inflation in a financial hedged item.

The Group has applied this amendment for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

• IFRIC 17 “Distributions of Non-cash Assets to Owners” (effective for annual periods beginning on or after 1 July 2009). The Interpretation clarifies that:

•                  a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity,

•                  an entity should measure the dividend payable at the fair value of the net assets to be distributed,

•                  an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in the income statement.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions.

The Group has applied this Interpretation for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2010). The amendments clarify:

•

the scope of IFRS 2: An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

•

the interaction of IFRS 2 and other standards: The Board clarified that in IFRS 2 a ‘group’ has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

•

the accounting for some group and treasury share-based payment transactions: An entity must measure the goods or services it received as either an equity-settled or a cash-settled share-based payment transaction assessed from its own perspective, which may not always be the same as the amount recognised by the consolidated group.

This amendment did not have an impact on the Consolidated and Bank financial statements.

• IFRS 1 “First-time Adoption of International Financial Reporting Standards” (Amendment) (effective from 1 January 2010). The amendments address the retrospective application of IFRSs to particular situations. This amendment did not have an impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, May 2008 (Amendment to IFRS 5, effective for periods beginning on or after 1 July 2009). The Group

Notes to the Financial Statements

Group and Bank

has applied this amendment for the annual period beginning on 1 January 2010, however it did not have an impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, April 2009 (effective for annual periods beginning on or after 1 July 2009, except amendments to IAS 18 that were effective for 2009). The Group has applied these amendments for the annual period beginning on 1 January 2010, (except the amendment to IAS 18 that was effective in 2009 and the amendment to IFRIC 16 that was early adopted for the annual period beginning on 1 January 2009) and they did not have a significant impact on the Consolidated and Bank financial statements.

2.3    Estimates and assumptions

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2009.

NOTE 3:                        Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products, as well as a wide range of traditional services and products.

Corporate & investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and subsidiaries in SE Europe and Turkey.

International

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to NBG personnel etc) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3-month period ended 31 March 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	391.326	141.750	127.329	13.003	124.786	251.025	(14.170)	1.035.049
Net fee and commission income	31.714	17.813	24.203	1.814	23.966	65.463	(1.027)	163.946
Other	(57)	(17.243)	(149.216)	29.627	11.400	11.632	(15.101)	(128.958)
Total operating income	422.983	142.320	2.316	44.444	160.152	328.120	(30.298)	1.070.037
Direct costs	(174.694)	(12.629)	(19.104)	(43.156)	(74.441)	(139.262)	(37.555)	(500.841)
Allocated costs and provisions	(283.742)	(34.345)	(4.834)	(113)	(48.898)	(43.791)	(10.510)	(426.233)
Share of profit of associates	—	—	(31)	220	244	148	(634)	(53)
Profit before tax	(35.453)	95.346	(21.653)	1.395	37.057	145.215	(78.997)	142.910
Tax expense								(109.581)
Profit for the period								33.329
Non-controlling interest								(12.474)
Profit attributable to NBG shareholders								20.855

Segment assets as at 31 March 2010
Segment assets	31.971.626	18.793.704	30.796.505	2.950.542	11.278.275	16.680.319	4.729.494	117.200.465
Tax assets								336.318
Total assets								117.536.783

Segment assets as at 31 December 2009
Segment assets	31.961.306	18.639.070	26.859.396	2.851.745	11.446.389	15.819.570	5.453.008	113.030.484
Tax assets								363.699
Total assets								113.394.183

Breakdown by business segment

3-month period ended 31 March 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	307.206	131.325	173.292	12.328	124.898	222.602	(26.890)	944.761
Net fee and commission income	43.092	15.647	22.329	970	21.668	62.567	84	166.357
Other	(4.963)	(15.950)	64.708	38.653	4.691	27.464	2.270	116.873
Total operating income	345.335	131.022	260.329	51.951	151.257	312.633	(24.536)	1.227.991
Direct costs	(160.829)	(11.977)	(19.301)	(41.614)	(75.890)	(121.245)	(44.283)	(475.139)
Allocated costs and provisions	(202.897)	(31.244)	(4.167)	(109)	(34.777)	(59.786)	(2.945)	(335.925)
Share of profit of associates	—	—	(340)	258	197	—	(224)	(109)
Profit before tax	(18.391)	87.801	236.521	10.486	40.787	131.602	(71.988)	416.818
Tax expense								(86.547)
Profit for the period								330.271
Non-controlling interest								(12.930)
Profit attributable to NBG shareholders								317.341

Notes to the Financial Statements

Group and Bank

NOTE 4:                        Earnings per share

	Group		Bank
	31.3.2010	31.3.2009	31.3.2010	31.3.2009

Net profit/(loss) attributable to equity holders of the parent	20.855	317.341	(194.647)	150.479
Less: dividends paid to preferred securities	(5.671)	(19.485)	—	—
Net profit/(loss) attributable to NBG ordinary shareholders	15.184	297.856	(194.647)	150.479
Weighted average number of ordinary shares outstanding for basic EPS as reported	606.769.399	490.197.765	607.041.577	490.197.765
Adjustment for the effect of bonus element of the share capital increase	—	40.098.177	—	40.098.177
Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	606.769.399	530.295.942	607.041.577	530.295.942

Earnings / (losses) per share — Basic and diluted	€0,03	€0,56	€(0,32)	€0,28

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share and its market price.  This adjustment, which corresponds to a factor of 1,082, was applied retrospectively to all periods presented, in accordance with the applicable reporting standards.

The potential dilutive ordinary shares result from the Bank’s stock option programs.

As at 31 March 2010, the number of potential dilutive ordinary shares is NIL due to the fact that for the 3-month period ended 31 March 2010, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

NOTE 5:                        Loans and advances to customers (net)

	Group		Bank
	31.3.2010	31.12.2009	31.3.2010	31.12.2009

Mortgages	24.908.792	24.481.873	20.889.982	20.664.268
Consumer loans	8.006.025	7.866.984	5.368.226	5.357.600
Credit cards	4.627.527	4.424.302	1.955.274	1.950.075
Small business lending	7.221.538	7.361.386	4.853.705	5.018.363
Retail lending	44.763.882	44.134.545	33.067.187	32.990.306
Corporate and Public sector lending	34.044.681	33.077.171	26.973.692	26.580.790
Total	78.808.563	77.211.716	60.040.879	59.571.096
Less: Allowance for impairment on loans and advances to customers	(2.747.662)	(2.459.171)	(1.618.884)	(1.441.398)
Total	76.060.901	74.752.545	58.421.995	58.129.698

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €797.119 (2009: €851.440). The Bank has no loans and advances to customers designated at fair value through profit or loss.

Corporate and Public sector lending for the Bank and the Group includes a loan to Greek state of €5.677 million (2009: €5.620 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Covered bonds

On 30 March 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, with a maturity of eight years (with additional ten years extension option) which are secured by residential mortgage loans. The bonds pay interest quarterly at a rate of ECB’s refinancing rate plus a margin of 190 bps. The issue forms part of the existing Bank’s €10 billion covered bonds program. This issue is not presented within “Debt securities in issue” since these securities are held by the Bank.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Notes to the Financial Statements

Group and Bank

NOTE 6:                        Goodwill, software and other intangibles assets

The increase in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €74.731.

The Group’s additions to software and other intangible assets during the period ended 31 March 2010, amounted to €19.108, whereas the net disposals and write offs amounted to €(186).

The Bank’s additions to software and other intangible assets during the period ended 31 March 2010, amounted to €8.438, whereas the net disposals and write offs amounted to NIL.

NOTE 7:                        Property and equipment

The Group’s additions to property and equipment during the period ended 31 March 2010, amounted to €43.372, whereas net disposals and write offs amounted to €(4.039).

The Bank’s additions to property and equipment during the period ended 31 March 2010, amounted to €11.773, whereas net disposals were €(540).

NOTE 8:                        Due to customers

	Group		Bank
	31.3.2010	31.12.2009	31.3.2010	31.12.2009
Deposits:
Individuals	56.504.817	57.475.205	47.192.337	48.645.379
Corporates	10.655.856	10.708.155	6.026.911	6.959.655
Government and agencies	2.704.413	2.284.655	2.542.384	2.041.498
Total deposits	69.865.086	70.468.015	55.761.632	57.646.532
Securities sold to customers under agreements to repurchase	22.827	23.542	49.464	41.569
Other	650.224	702.914	396.607	393.066
Total	70.538.137	71.194.471	56.207.703	58.081.167

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss.

These deposits amount to €1.609.532 for the Group and the Bank (2009: €808.669 for the Group and €833.258 for the Bank).

Notes to the Financial Statements

Group and Bank

NOTE 9:                        Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 31 March 2010 the Group and the Bank have provided for cases under litigation the amounts of €54,8 million and €29,2 million respectively.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.

c. Credit Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.3.2010	31.12.2009	31.3.2010	31.12.2009
Commitments to extend credit*	19.257.086	19.641.495	13.714.754	14.489.611
Standby letters of credit and financial guarantees written	6.427.446	6.369.777	3.752.059	3.943.383
Commercial letters of credit	513.413	452.273	146.950	135.189
Total	26.197.945	26.463.545	17.613.763	18.568.183

* Commitments to extend credit at 31 March 2010 include amounts of €1.258 million for the Group (2009: €1.597 million) and €380 million for the Bank (2009: €396 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

Assets pledged comprise of trading, available for sale debt securities and loans and receivables collateralized with ECB, other central banks and organized exchanges.  Assets are pledged with Bank of Greece for the purposes of transactions through TARGET and with the derivatives clearing house (ETESEP). The pledged amounts relate mainly to sovereign securities pledged with the European Central Bank for funding purposes of €6.511 million, and to the pledging of bonds covered with mortgage loans amounting to €2.800 million, notes backed with corporate loans amounting to €975 million, consumer loans and credit cards amounting to €1.500 million, floating rate asset backed notes of €5.100 million and notes backed with other client receivables amounting to €1.886 million.

	Group		Bank
	31.3.2010	31.12.2009	31.3.2010	31.12.2009
Assets pledged as collaterals	19.443.626	16.688.178	18.970.105	16.536.273

e. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary EH announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010 and subject to the approval of the Voluntary Retirement Scheme Committee which includes representatives of the company and its employees. Employees of whom applications have not yet been approved may withdraw their interest up to their leaving date. A total of 257 employees have subscribed to the program to date out of which 190 have either already left or have been approved to leave by 31 March 2010. The Group has recognized an expense of €38,5 million (€15,0 million in 2008, €22,1 million in 2009 and €1,4 million for the three month period ended 31 March 2010) in respect of employees for whom applications have been accepted. The additional cost for the remaining employees whom the program concerns is estimated at €6,5 million.

f. Operating lease commitments

	Group		Bank
	31.3.2010	31.12.2009	31.3.2010	31.12.2009
No later than 1 year	77.031	75.977	93.914	90.769
Later than 1 year and no later than 5 years	245.266	241.884	366.994	358.819
Later than 5 years	129.042	128.240	1.461.088	1.484.550
Total	451.339	446.101	1.921.996	1.934.138

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangea REIC, a newly established real estate investment company of the Group (Note 14).

Notes to the Financial Statements

Group and Bank

NOTE 10:                 Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 March 2010 and 31 December 2009 was 607.041.577 with a nominal value of €5 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a par value of €0,30 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

Following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued on 21 May 2009, 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

In accordance with Law 3844/2010, the preference shares are not mandatory redeemable. However, if not redeemed after five years following their issuance, the coupon rate (i.e. 10%) is increased by 2% per annum cumulatively.

Share premium

Following the share capital increase in 2009 the share premium as at 31 March 2010 and 31 December 2009 amounted to €3.335.881.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Liquidity Support Plan, the Bank possess no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.  At 31 March 2010, the treasury shares transactions are summarized as follows:

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2009	6.456.504	145.277	6.456.504	145.277
Purchases	11.505.151	228.466	—	—
Sales	(17.624.305)	(363.117)	(6.456.504)	(145.277)
At 31 December 2009	337.350	10.626	—	—

Purchases	3.411.193	51.688	—	—
Sales	(3.468.696)	(57.956)	—	—
At 31 March 2010	279.847	4.358	—	—

NOTE 11:                 Tax effects relating to Other Comprehensive Income components

Group

	3 month period ended			3 month period ended
	31.3.2010			31.3.2009
	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	(275.062)	54.504	(220.558)	(115.682)	29.894	(85.788)
Less: Reclassification adjustments for (gains)/losses included in Income statement	(14.120)	2.370	(11.750)	(29.161)	5.516	(23.645)
Available for sale securities	(289.182)	56.874	(232.308)	(144.843)	35.410	(109.433)

Currency translation differences	189.015	—	189.015	(132.094)	—	(132.094)

Net investment hedge	(79.954)	15.963	(63.991)	(25.073)	6.268	(18.805)
Other comprehensive income for the period	(123.247)	15.963	(107.284)	(302.010)	41.678	(260.332)

Bank

	12 month period ended			12 month period ended
	31.3.2010			31.3.2009
	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	(266.435)	63.663	(202.772)	(135.066)	33.959	(101.107)
Less: Reclassification adjustments for (gains)/losses included in Income statement	6.670	(1.601)	5.069	1.044	(261)	783
Available for sale securities	(259.765)	62.062	(197.703)	(134.022)	33.698	(100.324)

Currency translation differences	316	—	316	(9)	—	(9)
Other comprehensive income for the period	(259.449)	62.062	(197.387)	(134.031)	33.698	(100.333)

Notes to the Financial Statements

Group and Bank

NOTE 12:                 Dividend per share

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Liquidity Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has veto right in any decision that relates to dividend distribution.

Moreover, pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, which though are not treasury shares. The legislation explicitly excludes from the dividend restriction the preference shares, like the ones the Bank has issued.

On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)         The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms.

b)        The payment to the Greek State the amount of €35 million regarding the fixed return of the 70.000.000 Redeemable Preference Shares.

c)         No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Liquidity Support Plan.

NOTE 13:                 Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 March 2010 and 31 December 2009 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under note 1, “General Information”.

As at 31 March 2010, loans, deposits and letters of guarantee, at Group level, amounted to €14 million, €35 million and €NIL respectively (31 December 2009: €15 million, €64 million and €11 million respectively), whereas the corresponding figures at Bank level amounted to €13 million, €30 million and €NIL respectively (31 December 2009: €13 million, €39 million and €NIL respectively).

Total compensation to related parties amounted to €2,6 million (31 March 2009: €2,8 million)  for the Group and to €1,7 million (31 March 2009: €1,8 million)  for the Bank. Compensation includes short-term benefits of €2,5 million and termination benefits of €0,1 million for the Group, and short-term benefits of €1,7 million for the Bank.

b. Transactions with subsidiaries associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.3.2010	31.12.2009	31.3.2010	31.12.2009

Loans and advances to customers	12.038	5.633	6.534.298	6.657.477
Due to customers	18.243	11.159	4.191.392	2.390.801
Letters of guarantee, contingent liabilities and other off balance sheet accounts	1.791	1.416	2.381.466	229.178

	3 month period ended		3 month period ended
	31.3.2010	31.3.2009	31.3.2010	31.3.2009
Income Statement
Interest and commission income	5.055	226	38.642	68.279
Interest and commission expense	1.051	724	56.620	69.342

c. Transactions with other related parties

The Bank has granted two loans to the lump sum benefit plan for its employees, the outstanding balance of which as at 31 March 2010 was €49,6 million bearing an interest rate of 2,679% and maturing 2020, and €30 million bearing interest at 2,072% and maturing 2019 (2009: €49,6 million and €30 million). The Bank also has receivables amounting to €131,6 million as at 31 March 2010 (2009: €118,2 million) from other benefit plans for its employees.

Notes to the Financial Statements

Group and Bank

NOTE 14:                 Acquisitions, disposals & other capital transactions

Acquisitions

On 18 January 2010, the Bank acquired 53.846 new ordinary registered shares of AKTOR FM with a nominal value of €3,00 each, paying in cash the amount of €161,5.  The Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM.  AKTOR FM is active in the area of property maintenance and management.

On 19 January 2010, the Bank acquired 24.810 convertible non-transferable non-voting cumulative preference shares of Altec Integration S.A., with a nominal value of €100 each and acquisition cost of €2.481.  The shares are entitled to a fixed return of 6% annually and cumulatively and after 6 months from their issuance may be converted to common shares at a ratio of 5 common for every 3 preference shares.

Other transactions

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. €1.696 million. The Meeting leaves it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

NOTE 15:                 Capital adequacy and Credit ratings

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 31 March 2010, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	31.3.2010	31.12.2009	31.3.2010	31.12.2009
Capital:
Upper Tier I capital	9.108	8.996	7.800	8.065
Lower Tier I capital	1.255	1.257	740	740
Deductions	(2.815)	(2.663)	(441)	(387)
Tier I capital	7.548	7.590	8.099	8.418
Upper Tier II capital	(26)	(26)	507	503
Lower Tier II capital	106	102	106	102
Deductions	(80)	(76)	(613)	(605)
Total capital	7.548	7.590	8.099	8.418

Total risk weighted assets	67.818	67.407	51.809	51.339

Ratios:
Tier I	11,13%	11,3%	15,63%	16,4%
Total	11,13%	11,3%	15,63%	16,4%

Credit ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Baa2	P-2	D+	Negative
Standard & Poor’s	BB+	B	—	Negative
Fitch	BBB-	F3	C/D	Negative

Notes to the Financial Statements

Group and Bank

NOTE 16:      Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.3.2010	31.12.2009	31.3.2010	31.12.2009

National Bank of Greece S.A.	Greece	2009
National P&K Securities S.A. (1)	Greece	2008-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2009	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2009	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2007-2009	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2009	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2009	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2008-2009	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2008-2009	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2009	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2009	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2007-2009	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2007-2009	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2007-2009	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2005-2009	99,79%	99,79%	82,22%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2005-2009	61,68%	61,68%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2005-2009	99,70%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2005-2009	99,70%	99,70%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2005-2009	86,15%	86,15%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2009	99,70%	99,64%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2009	99,79%	99,79%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Funding) (*)	Turkey	2009	99,79%	99,79%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009	99,79%	99,79%	—	—
NBG Malta Holdings Ltd	Malta	2006-2009	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2009	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2009	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	2004-2009	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	2007-2009	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2009	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2009	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
NBG Securities Romania S.A.	Romania	2000-2009	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2009	99,28%	99,28%	99,28%	99,28%
NBG Leasing IFN S.A.	Romania	2007-2009	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2009	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (2)	Serbia	2005-2009	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2009	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2004-2009	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2009	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2009	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2009	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009	99,67%	99,67%	94,32%	94,32%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2009	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2009	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2009	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2009	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	2000-2009	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2009	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

(1) On 20 May 2010, National P&K Securities S.A. was renamed to National Securities S.A.

(2) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	31.3.2010	31.12.2009	31.3.2010	31.12.2009

Social Securities Funds Management S.A.	Greece	2007-2009	20,00%	20,00%	20,00%	20,00%
Larco S.A.	Greece	2002-2009	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2004-2009	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2009	39,34%	39,34%	39,34%	39,34%
Pella S.A.	Greece	2003-2009	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2008-2009	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2009	22,01%	22,01%	—	—
Pyrrichos Real Estate S.A.	Greece	—	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A	Greece	2007-2009	35,00%	—	35,00%	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009	33,26%	33,26%	—	—
UBB AIG Insurance & Reinsurance Company	Bulgaria	2007-2009	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2009	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2008-2009	19,98%	19,98%	—	—

NOTE 17:                 Events after the reporting period

On 12 April 2010, the Bank, under the provisions of Law 3723/2008, obtained from Public Debt Management Agency, Greek government bonds of €787 million collateralized with shipping and mortgage loans.

On 26 April 2010, under the government-guaranteed borrowings facility provided by Law 3723/2008, the Bank issued €2.500 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 250 bps paid on an annual basis and are due in April 2013.

On 4 May 2010, under the government-guaranteed borrowings facility provided by Law 3723/2008, the Bank issued €1.345 million and €655 million Floating Rate Notes, bearing interest at a rate of three-month EURIBOR plus 500 bps paid on an annual basis and are due in May 2013.

On 11 May 2010, the Bank issued the 5th series of covered bonds of €1 billion, with a maturity of ten years (with additional ten years extension option), which are secured by residential mortgage loans bearing interest at a rate of ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis. The issue forms part of the existing Bank’s €10 billion covered bonds program.

NOTE 18:      Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.3.2010	1.1 - 31.3.2010	1.1 - 31.3.2009

ALL	EUR	0,00719	0,00734	0,00796
BGN	EUR	0,5113	0,5113	0,5113
EGP	EUR	0,13348	0,13316	0,13864
GBP	EUR	1,12385	1,1273	1,10028
MKD	EUR	0,01625	0,01639	0,01636
RON	EUR	0,24408	0,24351	0,23547
TL	EUR	0,48752	0,47899	0,46255
USD	EUR	0,74189	0,72235	0,76542
RSD	EUR	0,01002	0,0102	0,01071
ZAR	EUR	0,10109	0,09645	0,07721

Notes to the Financial Statements

Group and Bank

NOTE 19:                 Reclassifications

Reclassifications of financial assets

Group

In 2010 NBG Group reclassified €3.360,3 million available for sale bonds and €10,5 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Group reclassified trading bonds amounting to €266,3 million to available for sale and €290,8 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 31 March 2010 was €3.931,8 million and €3.914,5 million respectively.

With respect to the reclassified bonds, during the period ended 31 March 2010, no fair value result was recognized in the income statement (2009: €6,8 million), while loss of €(81,0) million (2009: €(18,7) million) was recognized in other comprehensive income net of tax. With respect to reclassified bonds, €59,1 million interest income was recognized during the period ended 31 March 2010.

Had these bonds not been reclassified, net trading income for period ended 31 March 2010 would have been lower by €11,6 million (€12,8 million net of tax), and the available for sale securities reserve, net of tax, would have been lower by €4,9 million.

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,66%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €6.551,6 million.

Finally, in 2010, the Group reclassified €1.826,8 million bonds from available for sale into held to maturity because it now intends to hold these bonds until maturity.

In 2008 the Group reclassified certain available-for-sale and trading securities as loans and receivables, and certain trading securities to the available- for-sale and held to maturity categories. On 31 March 2010, the carrying amount and the fair value of the securities reclassified in 2008 and remain in the portfolios reclassified is €655,6 million and €633,5 million respectively. During the period ended 31 March 2010 €4,8 million interest income and €0,4 million impairment loss were recognized. Had these securities not been reclassified, net trading income for the period ended 31 March 2010 would have been lower by €2,8 million (€2,0 million net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been higher by €10,5 million.

Bank

In 2010 the Bank reclassified €2.271,1 million available for sale bonds and €10,5 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Bank has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Bank reclassified trading bonds amounting to €266,3 million to available for sale and €8,8 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 31 March 2010 was €2.561,0 million and €2.559,6 million respectively.

With respect to the reclassified bonds, during the period ended 31 March 2010, fair value gain of €1,1 million (2009: €7,7 million) was recognized in the income statement and loss of €(45,1) million (2009: €(25,9) million) was recognized in other comprehensive income net of tax. With respect to reclassified bonds, €44,3 million interest income was recognized during the period ended 31 March 2010.

Had these bonds not been reclassified, net trading income for period ended 31 March 2010 would have been higher by €4,6 million (€3,5 million net of tax), and the available for sale securities reserve, net of tax, would have been lower by €4,9 million.

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,66%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €4.386,7 million.

Finally, in 2010, the Bank reclassified €185,3 million bonds from available for sale into held to maturity because it now intends to hold these bonds until maturity.

In 2008, the Bank reclassified certain trading securities into loans and receivables or available-for-sale. On 31 March 2010, the carrying amount and the fair value of the securities reclassified in 2008 and remain in the portfolios reclassified is €472,8 million and €461,0 million respectively.  During the period ended 31 March 2010 €3,6 million interest income was recognized. Had these securities not been reclassified, net trading income for the period ended 31 March 2010 would have been lower by €5,1 million (€3,9 million net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been higher by €0,6 million.

Notes to the Financial Statements

Group and Bank

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Cash Flow Statement

	Group			Bank
	31.3.2009			31.3.2009
	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Non-cash items included in profit and other adjustments	343.019	346.984	(3.965)	206.008	207.095	(1.087)
Loans and advances to customers	(1.538.921)	(1.470.998)	(67.923)	(1.951.892)	(2.143.948)	192.056
Other liabilities	—	—	—	226.958	227.290	(332)
Net cash from/(used in) operating activities from continuing operations	2.534.815	2.606.703	(71.888)	2.049.474	1.858.837	190.637

Cash flows from investing activities
Purchase of investment securities	(7.296.501)	(7.190.425)	(106.076)	(2.826.222)	(2.448.664)	(377.558)
Proceeds from sale of investment securities	4.895.145	4.717.181	177.964	332.727	145.806	186.921
Net cash from / (used in) investing activities	(2.445.651)	(2.517.539)	71.888	(2.664.211)	(2.473.574)	(190.637)

Net increase/(decrease) in cash and cash equivalents	(309.052)	(309.052)	—	(625.223)	(625.223)	—

NOTE 20:      Tax expense

	Group		Bank
	31.3.2010	31.3.2009	31.3.2010	31.3.2009

Current tax	41.268	26.579	1.289	—
Deferred tax	(24.284)	59.968	(25.267)	46.859
Extraordinary non-offsettable taxes in accordance with Para 3, article 10 of Law 3842/2010	54.774	—	54.774	—
Extraordinary social responsibility tax in accordance with article 5 of Law 3845/2010	37.823	—	33.503	—
Total	109.581	86.547	64.299	46.859

The nominal corporation tax rate for the Bank for the year 2010, is 24%.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, an extraordinary tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeds €100.000.

In accordance with Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which is reflected in the banks’ corporation tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income.  In this respect the Bank recognised in the income statement the amount of €54,8 million and reserved its legal rights on this issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date : May 28, 2010

Chief Executive Officer